SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. ____)*

                          Union Acceptance Corporation
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                                (Name of Issuer)

                     Class A Common Stock, without par value
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                         (Title of Class of Securities)

                                    904832102
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                                 (CUSIP Number)


Donald A.  Sherman,  7500 West  Jefferson,  Fort  Wayne,  Indiana  46804,  (219)
434-8400
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                October 31, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 904832102                                         Page  1  of 4 Pages
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1    NAME OF REPORTING PERSONS                                 Donald A. Sherman
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS                     BK

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION               United States of America

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                      7     SOLE VOTING POWER                            213,354
                      ----------------------------------------------------------
        NUMBER OF
         SHARES       8     SHARED VOTING POWER                            - 0 -
      BENEFICIALLY    ----------------------------------------------------------
        OWNED BY
          EACH        9     SOLE DISPOSITIVE POWER                       213,354
        REPORTING     ----------------------------------------------------------
         PERSON
          WITH       10     SHARED DISPOSITIVE POWER                       - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     213,354
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.31%
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14   TYPE OF REPORTING PERSON
                       IN
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
                                                                     Page 2 of 4
Item 1.  Security and Issuer

Title of Security:         Class A Common Stock, without par value
Issuer:                    Union Acceptance Corporation
                           250 North Shadeland Avenue
                           Indianapolis, Indiana 46219

Item 2.  Identity and Background

(a)      Donald A. Sherman
(b)      7500 West Jefferson
         Fort Wayne, Indiana  46804
(c)      President
         Waterfield Mortgage Company, Incorporated
         7500 West Jefferson
         Fort Wayne, Indiana  46804
(d)      No
(e)      No
(f)      United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Donald A. Sherman acquired 210,000 shares of Class A Common Stock, without par value, of Union Acceptance Corporation ("Class A Common Stock") on October 31, 1997 for approximately $1,365,000 (excluding brokerage commissions, if any). Mr. Sherman borrowed all of the funds for such purchase from Fort Wayne National Bank.


Item 4.  Purpose of Transaction

         The shares of Class A Common Stock acquired on October 31, 1997 were acquired for investment.

Item 5.  Interest in Securities of Issuer.

(a) Donald A. Sherman beneficially owns 213,354 shares (5.31%) of Class A Common Stock.

(b)      Sole Voting Power:                 213,354
         Shared Voting Power:               -  0  -
         Sole Dispositive Power:            213,354
         Shared Dispositive Power:          -  0  -

(c) On October 29, 1997, Mr. Sherman acquired 2,449 shares of Class A Common Stock as an automatic award of shares of Class A Common Stock to independent directors pursuant to Union Acceptance Corporation's Incentive Stock Plan.

(d)      None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





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                  Date                               Donald A. Sherman